

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 6, 2017

John M. Fields, Jr.
Executive Vice President and Chief Financial Officer
Oritani Financial Corp.
370 Pascack Road
Township of Washington, NJ 07676

> **Re: Oritani Financial Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed September 13, 2016**
> **File No. 001-34786**

Dear Mr. Fields:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Operating Results for the Periods Ended June 30, 2016 and 2015

Net Interest Income Before Provision for Loan Losses, page 39

1. We note the non-GAAP presentation of Net Interest Income Before Provision for Loan Losses Excluding Prepayment Penalties on pages 39 and 43 and that this measure excludes prepayment penalties on loans. Please expand the disclosure to provide a reconciliation of the differences between the non-GAAP measure with the most directly comparable GAAP measure. In addition, provide a statement disclosing the reasons why management believes the presentation of this non-GAAP measure provides useful

information to investors and to the extent material, a statement disclosing the additional purposes, if any, for which management uses the non-GAAP measure. Similar disclosures should also be made in future Form 10-Qs. Refer to Item 10(e) of Regulation S-K.

Item 9A. Controls And Procedures, page 52

2. The staff notes that management has assessed the effectiveness of its internal control over financial reporting as of June 30, 2016 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (1992). Please tell us why the company has continued to use the 1992 framework, or revise future filings to utilize the 2013 framework.

Item 8. Financial Statements and Supplemental Data

Note (16) Commitments and Contingencies, page 93

3. To the extent material, please expand your disclosures in future filings to address the effects of various outstanding legal proceedings and claims on the company's results of operations. Refer to ASC 450-20-50.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ David Irving

David Irving
Senior Staff Accountant
Office of Financial Services